Report of Management on Chevy Chase Bank, F.S.B.'s Internal Control Over the
Preparation of Monthly Servicer's Certificates Relative to the Servicing of Home Equity
Loan Receivables

October 31, 2003

We, as members of management of Chevy Chase Bank, F.S.B. (the "Bank") are responsible for establishing and maintaining effective internal control over the preparation of monthly Servicer's Certificates relative to the servicing of home equity loan receivables owned by Chevy Chase Capitol Revolving Home Equity Loan Trusts Series 1996-1 and 1997-1 (collectively referred to as the "Trusts" herein). Internal control is designed to provide reasonable assurance to the Bank's management and board of directors regarding the preparation of reliable monthly Servicer's Certificates. Internal control over the preparation of monthly Servicer's Certificates relative to the servicing of home equity loan receivables owned by the Trusts includes self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified. Because of inherent limitations in any internal control, no matter how well-designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective internal control over the preparation of monthly Servicer's Certificates relative to the servicing of home equity loan receivables owned by the Trusts can provide only reasonable assurance with respect to the monthly Servicer's Certificates preparation. Further, because of changes in conditions, internal control effectiveness may vary over time.

The Bank assessed its internal control as of September 30, 2003 based on criteria for effective internal control over the financial reporting described in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we assert that the Bank maintained effective internal control over the preparation of monthly Servicer's Certificates relative to the servicing of home equity loan receivables owned by the Trusts as of September 30, 2003 based on the specified criteria.

/s/ STEPHEN R. HALPIN, JR.                                /s/ MARK A. HOLLES
Stephen R. Halpin, Jr.                                    Mark A. Holles
Executive Vice President and Chief                        Group Vice President
Financial Officer

/s/ JOEL A. FRIEDMAN                                      /s/ HARRY G. VALENTINO
Joel A. Friedman                                          Harry G. Valentino
Senior Vice President and Controller                      Group Vice President